GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    JANUARY 31, 1995




NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

          Class A Common Stock is entitled to cumulative dividends of 2 cents a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common stock are in default.  There is no cumulative voting.  The
Company has acquired    7,121,720 Class A and Class B Common Stock for
treasury at a cost of $38,217,871 which was appropriately charged against earnings retained for use in the business. Included in the above are 2,000 shares of Class B Common Stock acquired in 1995 for $88,575.

          At the special meeting on February 27, 1995, a proposal to split both of the present classes of common stock on a basis of 2 shares for each of the present shares was approved (See Item 4 in Part II of this report).


NOTE 2 - DIVIDENDS PER SHARE

          The following dividends per share were paid during the period indicated:
                                       Three Months Ended
                                           January 31,
                                        1995      1994
             Class A Common Stock       $.44      $.36
             Class B Common Stock       $.64      $.52

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

          Net income per share was calculated using the following number of shares for the period presented:

          Class A Common Stock  -  5,436,586 shares
          Class B Common Stock  -  6,652,785 shares


NOTE 4 - INVENTORIES

          Inventories are comprised principally of raw materials.


                         MANAGEMENT'S DISCUSSION AND ANALYSIS


Liquidity and Capital Resources

          As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1994 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

          As discussed in the 1994 Annual Report, the Company is subject to the economic conditions of its customers. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

          The current ratio as of January 31, 1995 is an indication of the continuation of the Company's strong liquidity.

          Capital expenditures were $9,771,000 during the three months ended January 31, 1995. These capital expenditures were principally needed to replace and improve equipment.

          As disclosed in the 1994 Annual Report, a subsidiary of the Company has a commitment to build a manufacturing plant in Michigan. In addition to this plant, the Company has outstanding purchase commitments for capital expenditures of approximately $14,000,000.


Results of Operations

          Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 3-month periods ended January 31, 1995 and January 31, 1994.

          Net sales increased 32% during the current quarter compared to the previous period. This increase was principally the result of increases in the containerboard segment, which was significantly affected by increased sales prices resulting from shortages in containerboard and related products. In addition, the shipping containers segment contributed to the increase due to an increase in unit sales and higher sales prices resulting from the increase in cost of the Company's raw materials.

          The gain on sales of timber and timber properties increased due to the sale of timber properties to the U.S. Forest Service and more salvage timber sales. Also, the sales prices for timber were higher as compared to the previous period.

          The cost of products sold as a percentage of sales decreased from 85% in 1994 to 78% in 1995. This decrease was largely the result of a higher percent of the net sales being comprised of the containerboard and related products segment, which has a higher gross profit margin than the Company's other segment. This decrease was partially offset by an increase in the cost of the Company's raw materials.


                              PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

          There are no material pending legal proceedings not covered by insurance.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

          (a.) The Company held a special meeting of Stockholders on February 27, 1995.

          (c.) At the special meeting, a proposal to split both of the present classes of common stock, Class A Common and Class B Common, on a basis of 2 shares for each of the present shares was approved by the stockholders. The inspectors of election certified the following vote tabulations:

                                                Class A          Class B
                     For                        4,567,033        6,552,630
                     Against                        3,340            4,444
                     Abstain                          625              -0-
                     Non-votes                        -0-              -0-

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

          (a.)  Exhibits.
                None.

          (b.)  Reports on Form 8-K.
                No events occurred requiring Form 8-K to be filed.



                                     OTHER COMMENTS

          The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of January 31, 1995, the consolidated statement of income for the 3-month periods ended January 31, 1995 and 1994, and the consolidated statement of cash flows for the 3-month periods then ended.
These financial statements are unaudited; however, at year end an audit will be made for the fiscal year by independent certified public accountants.




                                       SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Greif Bros. Corporation



                                                      (Registrant)





Date       March 6, 1995

                                                          John K. Dieker
                                                          Controller



Date       March 6, 1995

                                                          Philip R. Metzger
                                                          Treasurer